June 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Myra Moosariparambil, Steve Lo, John Coleman, Cheryl Brown, and Irene Barberena-Meissner

Re:	Responses to the Securities and Exchange Commission

Staff Comment dated June 26, 2025, regarding

Anfield Energy Inc.

Amendment No. 2 to Draft Registration Statement on Form 20-F

Submitted June 20, 2025

CIK 0001519469

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the June 26, 2025 letter regarding the above-referenced Amendment No. 2 to the Draft Registration Statement on Form 20-F (the “Form 20-F”) of Anfield Energy Inc. (the “Company”, “we,” “our,” or “us”) as submitted confidentially to the SEC on June 20, 2025. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 20-F (the “Amendment”), responding to the Staff’s comment.

For your convenience, the Staff’s comment is included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Amendment No. 2 to Draft Registration Statement on Form 20-F submitted June 20, 2025

D. Property, Plants, and Equipment, page 17

Staff Comment No. 1.

We note your revised resource tables include the commodity price assumption for uranium in Table 2 and the commodity price assumption for vanadium in Table 3. Considering that your cut-off grade equation includes a revenue component for uranium and a revenue component for vanadium, please revise the footnotes to Table 2 to include the commodity price assumption for uranium and the commodity price assumption for vanadium. Similarly, please revise the footnotes to Table 3 to include the commodity price assumption for uranium and the commodity price assumption for vanadium.

Company’s Response:

In response to the Staff’s comment, we have revised the footnotes to Tables 2 and 3 to include the commodity price assumption for uranium and the commodity price assumption for vanadium.

Item 8. Financial Information

Notes to Consolidated Financial Statements

Note 6. Property and Equipment, page FS-14

Staff Comment No. 2.

We note your response to prior comment 10, including your revised disclosure that states, “In determining the fair value less cost of disposal, the Company concluded that the replacement cost method was the most appropriate basis. This resulted in a recoverable amount of $30,221,000. Reasonably possible changes in key assumptions would not cause the recoverable amount of the Shootaring mill to fall below the carrying value.” Please provide the required disclosures pursuant to paragraph 130(f) of IAS 36.

Company’s Response:

In response to the Staff’s comment, we have revised Note 6 on page 14 to provide additional disclosure regarding these events and circumstances.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or raymer.richard@dorsey.com.

Sincerely,

Anfield Energy Inc.

/s/ Corey Dias

Corey Dias

cc:	Richard Raymer, Esq., Dorsey & Whitney LLP